September 18, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3720
Washington, D.C.  20549

Attention: Craig Olinger, Office of the Chief Accountant

RE:	SkyTerra Communications, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007

Form 10-Q for the quarter ended March 31, 2007
File No. 0-13865

Dear Mr. Olinger:

Reference is made to the comments of the Staff of the Securities and Exchange Commission, provided in letters dated June 14, 2007 and July 27, 2007 related to the above referenced filings of SkyTerra Communications, Inc. (the “Company”).   The Company responded in writing to the above referenced letters on June 28, 2007 and August 10, 2007, and conducted conference calls with the Staff on August 28, 2007 and September 5, 2007.

The discussions between the Company and Staff have been constructive and the remaining issue relates to the determination of the accounting acquirer in the MSV exchange transaction.  Common ground has been established on certain of the Company’s conclusions regarding the individual factors in paragraph 17 of SFAS No. 141.  However, discussion continues regarding the subjective relative weighting of these individual factors in determining the accounting acquirer in this transaction.  The Company has requested the opportunity to provide another summary of its analysis and provide additional insight into its accounting conclusions in this area.

SFAS No. 141 requires that all pertinent facts and circumstances be considered in identifying the acquiring entity in a business combination and that, all else being equal, no one factor outweighs the others.  Because certain factors support each of MSV and SkyTerra as the accounting acquirer, significant judgment is required in assessing the relative strength of each factor.  The Company believes that it has considered all of the relevant accounting guidance and exercised appropriate judgment based upon the facts that existed at the time of its analysis in making its determination

Craig Olinger
September 18, 2007

that MSV was the accounting acquirer.  The Company consulted contemporaneously with its auditor, Ernst & Young, and again recently in connection with responding to the Staff’s comment letters, as to the Company’s determination of the accounting acquirer in this transaction.  These consultations included Ernst & Young’s audit engagement team as well as its professional practice and national accounting groups.  Ernst & Young did concur, at the time of the transaction, and continues to concur with the Company’s determination of the accounting acquirer in the MSV Exchange Transaction.

At the suggestion of Ms. Stokes, the Company would like to continue to review the facts related to this issue and discuss the rationale behind its conclusions with the Staff, including the Office of the Chief Accountant.

The following provides an overview of the transaction and a summary of the Company’s evaluation of the factors listed in Paragraph 17 of SFAS No. 141 that led to the conclusion that this transaction should be accounted for as a reverse acquisition in which MSV was the accounting acquirer of SkyTerra.

Transaction Overview
The goal of the parties to these transactions was to position both MSV and its former subsidiary, TerreStar, to develop and operate separate hybrid satellite and terrestrial based communication networks. Specifically, the owners of MSV and TerreStar sought to:

1.
Create two separate widely-held public companies representing MSV and TerreStar with Motient as the publicly traded parent of TerreStar, and SkyTerra as the publicly traded parent of MSV.   In order to achieve this result, Motient would be required to distribute a portion of the SkyTerra shares it received to its shareholders which would result in SkyTerra becoming a more widely-held company.

2.
Create separate ownership and control of the respective public companies in advance of future competition between MSV and TerreStar.   MSV was not controlled by any single entity prior to the transaction.  It was important to the parties to:

–	Ensure that no single entity, whether associated with MSV or SkyTerra before the transaction, gain control of SkyTerra (MSV’s new legal parent) by virtue of the transaction.

–	Cause the “non-SkyTerra” shareholders of MSV to ultimately hold the majority of the SkyTerra voting interests as a group.

To accomplish these  goals, in light of the staged nature of the transaction and the size of Motient’s stake in MSV, non-voting shares were issued to Motient so Motient itself could not conceivably gain control of SkyTerra.  Motient is required to use “commercially reasonable efforts” to distribute the majority of these shares to its shareholders, at which point they become voting shares, resulting in voting control by the “non-SkyTerra” shareholders.

Craig Olinger
September 18, 2007

3.
Utilize the public companies to access public equity markets to fund deployment of the satellite networks.  Relevant to this objective was the requirement for Motient to distribute its SkyTerra shares to its widely-held investor base to create additional public share float and improve the trading dynamics for the SkyTerra stock.

4.	Implement the transaction in a tax efficient manner. Tax considerations drove the staged nature of the transaction for Motient in light of the taxable nature of an exchange for Motient.

The parties reached agreement in May of 2006 and announced a transaction (the “MSV Exchange Transaction”) that included the following:

1.	SkyTerra issued common stock to the other MSV partners, including the founding venture funds. In exchange, SkyTerra received partnership interests in MSV.

2.
The SkyTerra common shares issued to Motient (29.1 million) were non-voting shares (to become voting through distribution or sale by Motient). The shares issued to “non-Motient” partners were voting shares.  Approximately 3.6 million of the shares issued to Motient became voting shortly after the transaction closed when they were sold by Motient.

3.
Motient is required to use “commercially reasonable efforts” to distribute the remaining 25.5 million SkyTerra shares to its common shareholders (the “Motient Dividend”) as soon as practicable.  Upon completion of the Motient Dividend, the shares distributed convert into voting shares.  Coupled with the sale described above, all shares received and subsequently distributed by Motient would have voting rights.  Motient has the obligation to use “commercially reasonable efforts” to complete the Motient Dividend and convert all of the remaining shares received to voting shares through the mechanisms discussed herein.

4.
Motient received the right to exchange its remaining limited partnership interests in MSV (which are non-voting) for shares of SkyTerra non-voting common stock.  To the extent that Motient subsequently distributes or otherwise sells this SkyTerra non-voting common stock, these shares will also convert to voting shares.

In evaluating the transaction the Company considered the following factors as prescribed in paragraph 17 of SFAS No. 141.

Voting Rights

Subsequent to the Motient Dividend, the MSV partners would hold a majority of the voting rights in the combined company.  The Company took into consideration that SkyTerra pre-exchange stockholders owned 62% of the SkyTerra voting stock subsequent to the initial close of the transaction. However, Motient is contractually obligated to use commercially reasonable efforts to complete the Motient Dividend that will increase the voting interest in the combined company of the former partners of MSV from 38% to 61%.

Furthermore, Motient also received the right to exchange its remaining non-voting limited partnership interests in MSV for shares of SkyTerra non-voting common stock.  To the extent that

Craig Olinger
September 18, 2007

Motient either distributes or otherwise sells its shares of SkyTerra non-voting common stock, such shares will convert to voting shares.  If Motient were to distribute or sell all such shares, the former partners of MSV would hold 70% of the voting common stock of SkyTerra.

The Company expected and continues to expect that Motient will effect the Motient Dividend  as required.  As such, the Company determined the non-voting nature of the SkyTerra shares issued to Motient to be temporary.  Subsequent to the Motient Dividend, the voting rights in SkyTerra by former partners of MSV would be 61%, a clear majority, and could increase to 70%.

Paragraph 17.a. of SFAS 141 requires that “in determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants or convertible securities.”  The provision for the “conversion” of the Motient non-voting shares into voting shares upon their distribution or sale represents a unique voting arrangement that was considered in the Company’s analysis pursuant to paragraph 17.a. and is effectively represents an infinitely “in-the-money” conversion feature given there is no cost (exercise price, etc.) to Motient upon exercise of the “option.”  There were no significant restrictions or contingencies in the agreement that would prohibit the Motient Dividend.  Such distribution and transformation of voting rights was ultimately within the unilateral control of Motient (and subject to its contractual requirement to distribute the shares) and not the Company or the SkyTerra shareholders.

The Company believes this is strong evidence that MSV is the accounting acquirer.  The members of the Staff with whom we spoke agreed that this particular factor supports MSV as the accounting acquirer, but attributed less relative weight to this factor.

Minority Interests

Prior to the Motient Dividend, Motient (an MSV partner) would be the largest single shareholder; however, its interest in the combined company is non-voting for the reasons described  above.  Motient is required to distribute the majority of the SkyTerra shares to its shareholders, at which time the shares become voting shares.

The next largest minority interest is held by Apollo (a SkyTerra shareholder), which would hold 31% of the voting stock of SkyTerra after the initial closing, 25% after the Motient Dividend and sale of other shares received at the initial closing, and 20% subsequent to all required and potential Motient distributions.

There are also other concentrations of voting interests representative of former MSV partners, the most significant of which is Columbia Capital at 20% after the initial closing.  Columbia Capital’s voting interest becomes 9% after the Motient Dividend and sale of other shares received at the initial closing, and 7% subsequent to all required and potential Motient distributions.  The following table provides a detailed analysis of the voting rights at various stages of the transaction.

Craig Olinger
September 18, 2007

SkyTerra Voting Rights				Addn'l Motient
				Sales &
	Initial Closing(1)	Motient Sale(2)	Motient Dividend	Distributions(3)
MSV Partners
Columbia	20%	17%	9%	7%
Bay Harbor	11%	9%	5%	4%
Other MSV(4)	7%	17%	47%	59%
	38%	43%	61%	70%

SKYT Holders
Apollo	31%	31%	25%	20%
Harbinger(4)	12%	10%	5%	4%
Other SKYT	19%	16%	9%	6%
	62%	57%	39%	30%

	100%	100%	100%	100%

(1) Initial closing in September 2006
(2) Sale of SkyTerra shares by Motient in October 2006
(3) After all potential Motient sales and distributions of SkyTerra stock
(4) Included in "Other MSV" are Harbinger interests of 0%, 0%, 3%, and 3%, respectively, that will be distributed as a result of Harbinger's interest in Motient

While the Company concludes that this factor is an indicator of SkyTerra as the accounting acquirer, the Company believes there is significant concentrated voting interest outside of Apollo that can influence Board of Director elections and other governance matters impacting the Company, thereby limiting Apollo’s influence and the relative weight of this factor.  In addition, as Apollo’s minority interest does not approach 50%, the Company believes this factor is less significant in determining the accounting acquirer then certain of the other factors described herein.

The members of the Staff with whom we spoke agree this particular factor supports SkyTerra as the accounting acquirer.  However, the members of the Staff with whom we spoke view this factor with more relative weight than the Company.

Board of Directors

Prior to reaching agreement in May 2006, SkyTerra’s Board of Directors had five members, three of whom were affiliated with Apollo.  Prior to closing the transaction in September 2006, one the three

Craig Olinger
September 18, 2007

directors affiliated with Apollo terminated his employment relationship with Apollo.  Each Director was elected by the common shareholders at the 2006 annual shareholder meeting in July 2006. After the closing of the transaction, Motient had the right to designate one Director, bringing the total to six.  Motient has yet to designate a Director.

The directors of SkyTerra remained the majority of the Board of Directors subsequent to the transaction. This supports SkyTerra as the accounting acquirer.  However, each Director must be re-elected annually by the common shareholders. The future composition of the Board of Directors would be impacted by the MSV majority ownership of SkyTerra subsequent to the Motient Dividend.  A shareholder vote subsequent to all intended distributions could result in a change of the Board of Directors in favor of MSV owners. As such, the Company did not attribute significant weight to this particular factor given the potential temporal composition of the Board of Directors in favor of SkyTerra.

The members of the Staff with whom we spoke agree that this particular factor supports SkyTerra as the accounting acquirer.  However, the members of the Staff with whom we spoke view this factor with more relative weight than the Company.

Senior Management

When the transaction was agreed upon in May 2006, the composition of management of the combined company was uncertain.  Over time, and by September 2006, when the transaction closed, it became more evident that the intention of the parties was to appoint the management of MSV as the management of the combined company.

This uncertainty in May/June 2006 contributed to an initial assessment of SkyTerra as the accounting acquirer, as this factor was generally considered “neutral” at the time.  As the CEO and CFO of MSV assumed these positions at SkyTerra and the existing SkyTerra management began to resign or otherwise leave the Company, it became clear that the MSV management team would constitute the predominant management of the combined company.

At the time of the agreement, SkyTerra had six employees, three of whom resigned prior to the closing of the transaction, leaving the CEO,  Principal Accounting Officer and General Counsel.  As described above, the CEO and CFO of MSV were assigned the corresponding roles at SkyTerra.  Accordingly, the CEO and Principal Accounting officer resigned in December 2006. The sole employee of SkyTerra that continued employment is SkyTerra’s General Counsel.

MSV management has the responsibility for all operations of the combined company.  In addition, MSV management represents the Company to all external constituencies and represents the interests of many various stakeholders, including shareholders and creditors.

The members of the Staff with whom we spoke agree this particular factor supports MSV as the accounting acquirer.  However, the members of the Staff with whom we spoke indicated that management serves at the will of the Board of Directors, and that the terms of the employment

Craig Olinger
September 18, 2007

arrangements with the CEO and CFO lack economic disincentives that would make the likelihood of a theoretical termination of management remote.  The members of the Staff with whom we spoke indicated that the Board’s ability to terminate the employment of management, and the Board’s composition in favor of SkyTerra, reduces the relative weight of this particular factor.

The Company generally believes that management of substantially all companies serves at the will of the Board of Directors, and is not a differentiating fact in this circumstance.  The Company believes that the economic disincentives for terminating employment of either the CEO, CFO, or both, while not prohibitive, are not insignificant, and would negatively impact the financial position, and results of operations of the Company.  The Company further notes that, as is typically the case with management appointment decisions, the MSV executives that were appointed to manage the combined company were appointed with every expectation that their appointments were on an other than temporary basis.  The Company, and its Board of Directors had no expectation, at the time of the transaction or subsequently, that the appointed MSV executives would not be successful with their individual responsibilities or in the operation of the combined company or that such executives would be terminated in the foreseeable future.

On this point, the members of the Staff with whom we spoke appear to have delineated a hierarchy among the factors that has not been provided by the FASB within SFAS No. 141 itself, SEC Staff publications, or other authoritative guidance.  The Company’s understanding is that the FASB specifically decided not to provide a hierarchy to the factors that determine the acquirer in a business combination and, accordingly, the Company has given weight to this factor.  We do not concur with the members of the Staff with whom we spoke that the composition of a governing body factor in paragraph 17.c., in favor of SkyTerra as the accounting acquirer, effectively nullifies the composition of senior management factor in paragraph 17.d. in favor of MSV, or that the management factor should be ascribed relatively less emphasis.

The Company does not believe there are aspects of its corporate governance structure that would support the belief that the composition of the Board of Directors is significantly more important then the composition of senior management, particularly when considering the following:

1.	Senior management of MSV assumed the positions of senior management at SkyTerra and this management team remains in place today.
2.	The potentially temporary nature of the SkyTerra Board of Directors as discussed above.

If the appropriate accounting analysis of paragraph 17.d. in SFAS No. 141 as to the composition of senior management of the combined entity is to look to a preceding conclusion as to the composition of the governing body pursuant to paragraph 17.c. of SFAS No. 141 as determinative of the relative weight that should be ascribed to the factor in paragraph 17.d., an obvious question would then arise as to why the FASB included paragraph 17.d. at all.  The Company believes that paragraph 17.d. is included in SFAS No. 141 because of the impact management has on the direction and control of the enterprise and that factor, without unusual factors that do not exist in this circumstance, stands on its own.

Craig Olinger
September 18, 2007

Conclusion and Judgment on Relative Strength of the Factors for Reverse Acquisition

In our prior discussions, the Staff raised questions regarding the conclusion that was made by the Company in preparing pro forma financial information for inclusion in certain registration statements filed in June 2006 and early July 2006 in which SkyTerra was considered the accounting acquirer in the MSV Exchange Transaction.  The Company would like to clarify its rationale for that initial conclusion in contrast to its final conclusion.

The Company’s initial evaluation performed in May/June 2006 (in consultation with its auditors, Ernst & Young) of the pertinent criteria in paragraph 17 of SFAS No. 141, included an analysis of the voting rights, minority interest and Board of Director factors similar to the discussion above.  At the time of the announcement of the MSV Exchange Transaction in May 2006, however, the role of MSV management at SkyTerra was not fully settled and, accordingly, could not be viewed as a strong indicator of MSV as the accounting acquirer.  It was also understood at that time that the voting rights and minority interest factors would need to be re-evaluated at the closing of the transaction due to a pending rights offering in which the proceeds were going to be used to redeem outstanding SkyTerra preferred stock (held by Apollo) as such transaction could effect the relative voting interests as well as Apollo’s minority interest ownership.

In September 2006, when the transaction closed subsequent to receiving the required regulatory approvals, and in connection with amending the S-3s (No. 333-135581 and No. 333-135580) filed in early July 2006 to update the pro forma financial information and in preparing to account for the initial closing of the MSV Exchange Transaction in the Company’s historical financial statements for the quarter ended September 30, 2006, the Company re-evaluated the SFAS No. 141 factors.   In connection with this re-evaluation, the Company consulted with its Ernst & Young audit engagement team who in turn consulted with the Ernst & Young professional practice and national accounting groups for the first time.  Based upon this re-evaluation, which is detailed above and in prior response letters, the Company concluded that MSV was, in fact, the accounting acquirer.  Among the facts impacting this view was greater certainty regarding management of the combined company and more relative weight attributed to the voting rights factor based upon a more in depth review and assessment of the impact of the Motient Dividend as described above.  The final analysis also reflected the voting rights and minority ownership that existed at the date of closing (subsequent to the SkyTerra rights offering and related redemption), although the final percentages did not differ significantly from the initial analysis.

The Company understands that SFAS No. 141 requires all pertinent facts and circumstances to be considered and that, all else being equal, no one factor outweighs the others.  After significant time, effort, and deliberation that included a detailed review of all the pertinent facts and the relevant authoritative accounting guidance, the Company applied professional judgment and concluded that the factors in SFAS No. 141 Paragraph 17 more clearly supported MSV as the accounting acquirer.  Accordingly, the Company accounted for the transaction as a reverse acquisition.

Through the various discussions and communications, the Company is not aware of any factual matters or authoritative accounting guidance that were not considered by the Company at the time

Craig Olinger
September 18, 2007

of making its judgments on these matters.  It appears that the members of the Staff with whom we spoke and the Company agreed on the general direction for all four of the pertinent criteria in SFAS No. 141 paragraph 17.  The most recent discussions have focused on the relative weighting of those four factors.

While acknowledging the relatively complex set of facts and significant judgment required in this circumstance, the Company feels strongly that it has properly assessed all of the salient factors and that its conclusion reflects the appropriate application of the requirements of generally accepted accounting principles.  The Company’s initial assessment of the accounting acquirer for purposes of preparing pro forma financial information in June 2006 in no way detracts from the Company’s subsequent analysis and strong conviction that MSV as the accounting acquirer is an appropriate judgment in the context of an assessment of all pertinent facts and the relevant accounting requirements.  The Company and Ernst &Young continue to support the Company’s contemporaneous accounting conclusion on this matter.

The Company would be pleased to discuss this matter further with the Staff or continue with additional written correspondence at the Staff’s convenience, and looks forward to understanding any further thoughts that the Staff might have about this topic.

Please contact the undersigned at (703) 390-2727 should you have any questions.

Very truly yours,

/s/ Scott Macleod

Scott Macleod, Executive Vice President and CFO

cc:	Sondra Stokes (SEC Staff)
Ivette Leon (SEC Staff)
Paul Monsour (SEC Staff)
Robert Lewis (SkyTerra Communications, Inc)
Greg Fernicola (Skadden Arps Slate Meagher & Flom LLP)
Greg Kuykendall (Ernst & Young, LLP)